

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via E-mail</u>
Denise Smyth
Chief Financial Officer
First Century Bancorp
807 Dorsey Street
Gainesville, Georgia 30501

      Re: First Century Bancorp
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 31, 2011
                Form 10-Q for the Quarterly Period Ended March 31, 2011
                Filed May 16, 2011
                File No. 001-16413

Dear Ms. Smyth:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>General Comments on your Filings</u>

1.   Please file the Item 5.07 8-K identifying the results of your annual meeting for the election of directors.

Item 1. Business

Real Estate Loans, page 4

2.   Please revise your future filings to provide an expanded discussion of your residential
      real estate loans and home equity loans to discuss your underwriting policies and
      procedures in more detail, including documentation requirements, FICO scores, LTVs,
      and all other pertinent factors considered. For variable rate loans, disclose whether or not
      they are underwritten at fully indexed rates and, if not, how you otherwise capture
      associated risks in the underwriting process.

3.   Please revise your future filing to describe the primary loan products you utilize and the
      associated risks of each. Clarify whether or not you have underwritten any reduced
      documentation loans (low doc/no doc), stated asset/stated income loans, hybrid loans
      and/or sub-prime loans, including how you define that term. If your underwriting
      policies and procedures have changed over recent periods, provide a chronological
      discussion of those changes, ensuring that your revisions address all the loans held in
      your portfolio.

4.   Considering the different risk characteristics of first lien residential mortgage loans and
      second lien home equity loans and in an effort to provide an investor with greater
      granularity and transparency, please revise your future filings to discuss each separately,
      specifically identifying the risks of each. Also, revise all tabular presentations of your
      loans and all related tabular presentations to separately disclose each of these loans.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Non-performing Assets, page 33

5.   Please revise your future filings to provide a complete discussion of how you evaluated
      the underlying collateral of non-accrual loans to arrive at the conclusion that the
      underlying collateral is sufficient to minimize future losses.

Investment Securities, page 37

6.   Please revise your future filings to provide a discussion of the issuers of your private
      label mortgage backed securities and discuss the specific nature of the underlying
      mortgages. Considering the condition of the MBS market, provide a discussion of you
      reasons for making such a significant investment in these securities in 2009 and why,
      based on your liquidity needs, you believe holding them to maturity is prudent.

Item 10. Directors, Executive Officers and Corporate Governance

Section 16(a) Beneficial Ownership Reporting Compliance, page 44

7.   Your disclosure indicates that, with certain exceptions, you believe that all applicable Section 16(a) reports were filed during the fiscal year ended December 31, 2009. Please confirm that you could have provided the correct representation for the fiscal year ended December 31, 2010 and revise future filings to disclose your review of the most recent fiscal year. Refer to Item 405 of Regulation S-K.

Item 11. Executive Compensation, page 46

8.   Revise future filings to disclose the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. Refer to Item 402(o) of Regulation S-K. To the extent that any agreements or compensation plans have not been filed, or a description of the plan in the case of unwritten plans, please provide your analysis supporting your conclusion that the plans are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 48

9.   Please tell us why your table here does not include Denise Smyth, the Principal Financial and Accounting Officer. Refer to the definition of "named executive officers" in Item 402(a)(3) of Regulation S-K and revise your disclosure in future filings accordingly.

10.   Please identify in future filings the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefit with respect to the shares held by Golden Isles Reinsurance Co. Ltd..

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 49

11.   We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other persons or entities of similar standing." Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Exhibits

Exhibit 31.1 and 31.2

12.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of the
        certifying individual. In future filings, the identification of the certifying individual at the
        beginning of the certification should be revised so as not to include the individual's title.

13.   In future filings, please include the audited financial statements within the text of Form
        10-K under Item 8, or incorporate them from your annual report included as Exhibit 13 to
        the Form 10-K.

Exhibit 99.1

Consolidated Statements of Income

Noninterest Income, page 4

14.   Please revise your future filings to provide disaggregated information of the amounts
        included in the mortgage origination and processing fees line item. In this regard,
        provide Gains and gross losses on loan sales should be presented as a separate line item.
        Refer to Rule 9-04 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page 9

15.   Please revise your future filings to provide disclosure that specifically states your policy
        for returning non-accrual loans to accrual status.

Allowance for Loan Losses, page 10

16.   We note your reference to the "adequacy" of the Allowance for loan losses (ALL).
        Please revise your future filings to state whether management believes that the ALL is
        "appropriate" at each balance sheet date based on the requirements of US GAAP.

Other Real Estate Owned, page 11

17.   Please revise your future filings to provide a roll-forward of the activity within these
        assets, including additions, sales and fair value adjustments. Provide enough detail to
        make it clear whether the sales of these assets resulted in gross gains and/or gross losses.

Note 2. Investment Securities, page 15

18.   We note from your statement of consolidated statements of cash flows that you sold
        investment securities classified as held to maturity. Please provide us with a discussion
        surrounding the circumstance of the sale and tell us how you considered ASC 320-10-35
        (paragraphs 8 and 9) in your accounting treatment of the remaining held to maturity
        investment securities.

Note 3. Loans and Allowance for Loan Losses, page 18

19.   Please revise your future filings to discuss why none of your loans that are individually
        evaluated for impairment have any of the allowance for loan losses allocated to them.

20.   Please revise your future filings to provide a discussion of why you do not have a related
        allowance for any of your impaired loans.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

General

21.   Revise your Management's Discussion in future periods to discuss the significant
        changes to your balance sheet and income statement. For instance, in the first quarter
        your results swung to a net-loss from net income in the comparable period in 2010 and
        your year end results. However, you do not provide significant discussion regarding the
        factors that led to the loss, any steps that management is taking to address the decline in
        earnings, or any assessment of the time period necessary for these steps to affect results.

Provision and Allowance for Loan Losses, page 32

22.   We note your disclosure that through the normal course of internal loan review,
        impairment of $152,440 was determined to exist which was charged off and a related
        provision recorded. It is apparent from your disclosure on page 19 that the impairment is
        attributable to your "all other real estate" segment. In future filings please ensure your
        disclosure comprehensively bridges the gap (both qualitatively and quantitatively)
        between the significant increases in your provision and charge-offs, and any other key
        performance indicators (e.g. increases and non-accrual loans, non-performing loans, and
        OREO, etc.). In this regard, you should provide qualitative disclosure that expands or
        enhances other disclosures throughout your filing to provide a greater level of granularity
        and transparency to an investor. For example, you should discuss the specific causal
        factors during the reporting period that triggered the impairment noted above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via E-Mail
        Mike Harris
        First Century Bancorp